

22003666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66939

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TECCA Holdings, LLC dba Texas Corporate Capital Advisors**

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Crescent Court, Suite 700
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James K. Davis	214-459-3169	james.davis@txcca.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, __James K. Davis__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TECCA Holdings, LLC dba Texas Corporate Capital Advisors__ , as of __December 31__ , 2 __021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSIE G CORTEZ
Notary Public
STATE OF TEXAS
My Comm. Exp. 11-20-22
Notary ID # 475547-4

Signature: _James K. Davis_

Title: President

Josie G. Cortez
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2021

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8ᵗʰ FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member of TECCA Holdings, LLC DBA Texas Corporate Capital Advisors

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TECCA Holdings, LLC DBA Texas Corporate Capital Advisors (the Company) as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit

procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Janville + Company

We have served as the Company's auditor since 2019.

Dallas, Texas
February 21, 2022

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	28,038
Receivable from member		3,593
Prepaid expenses		3,456
	$	35,087

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	5,209
Accrued expenses		13,203
Total liabilities		18,412
Member's equity		16,675
	$	35,087

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Operations
For the Year Ended December 31, 2021

Revenues	$	2,500
Consulting income		
Expenses		22,731
Payroll expenses		19,623
Dues and subscriptions		15,235
Professional fees		9,565
Occupancy and equipment		472
Insurance expense		1,060
Regulatory expenses		2,533
Other expenses		
		71,219
Net loss	$	(68,719)

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balances at December 31, 2020	$	34,652
Contributions		50,742
Net loss		(68,719)
Balances at December 31, 2021	$	16,675

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities

Net loss $ (68,719)

Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
   Change in operating assets and liabilities:
      Decrease in prepaid expenses   (318)
      Increase in accounts payable   1,299
      Decrease in deferred revenue   (2,500)
      Increase in accrued expenses   13,203

Net cash provided by operating activities   (57,035)

Cash flows from investing activities

Net cash provided by investing activities   ―

Cash flows from financing activities

Capital contributions   50,742

Net cash provided by financing activities   50,742

Net increase in Cash   (6,293)

Cash at beginning of period   34,331

Cash at end of period $ 28,038

Supplemental schedule of cash flow information

Cash paid during the period for:
   Interest $ -0-

   State income taxes $ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company") was organized under the laws of the State of Texas as a limited liability company on April 7, 2000. The duration of the Company shall be perpetual, unless terminated earlier in accordance with regulations of the Company. Each member's liability is limited to his capital account balance.

The Company became effective November 9, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and operates under footnote 74 to SEC Release 34-70073. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

Revenue is recognized for financial advisory services rendered based on the contractual terms of each respective agreement.

The Company's customer base is located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization.

Depreciation of property and equipment is provided using the straight-line and accelerated methods over the estimated useful lives of the assets.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 1 -   Summary of Significant Accounting Policies, continued

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2021, the Company had net capital of approximately $9,626 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.91 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 -   Commitments, Contingencies or Guarantees

The Company did not have any commitments, contingencies, guarantees, lawsuits, arbitration claims or other such matters to report for its fiscal year ended December 31, 2021.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2021

Schedule I

<u>TECCA HOLDINGS LLC</u>
<u>dba TEXAS CORPORATE CAPITAL ADVISORS</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2021</u>

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	16,675
Add:		
Other deductions or allowable credits		−
Total capital and allowable subordinated liabilities		16,675
Deductions and/or charges		
Non-allowable assets:		
Receivable from member		3,593
Prepaid and other current assets		3,456
Net capital before haircuts on securities positions		9,626
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		−
Net capital	$	9,626

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Liabilities		
Accounts payable and accrued expenses	$	5,209
Other liabilities		13,203
Total aggregate indebtedness	$	18,412

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,227
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 4,626
Excess net capital at 1000%	$ 3,626
Ratio: Aggregate indebtedness to net capital	1.91 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation for Determination of Reserve Requirements
And Information Relating to Possession or Control Requirements
Under 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT
Required By SEC Rule 17a-5

Year Ended
December 31, 2021

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8ᵗʰ FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member
TECCA Holdings, LLC dba Texas Corporate Capital Advisors

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) TECCA Holdings, LLC dba Texas Corporate Capital Advisors (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to the private placement of securities and providing advice for mergers and acquisitions. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TECCA Holdings, LLC dba Texas Corporate Capital Advisors' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Dallas, Texas
February 21, 2022

TECCA Holdings, LLC DBA Texas Corporate Capital Advisors Exemption Report

TECCA Holdings, LLC DBA Texas Corporate Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) private placement of securities (2) merger and acquisitions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, James Davis, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

James K. Davis

President

Date of Report: January 18, 2021